Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 6 to Registration Statement No. 333-161187 of our report dated May 15, 2009 (August 7, 2009 as to Note 2 and December 28, 2009 as to the effects of the restatement discussed in Note 24) relating to the financial statements of Renewable Energy Group, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Accounting Standards Codification 810-10-65-1, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, on January 1, 2009 and an explanatory paragraph relating to the restatement discussed in Note 24) appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Des Moines, Iowa

January 7, 2010